UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File No. 0-53646

Novicius Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

TABLE OF CONTENTS

1.                  Novicius Corp., News Release dated March 29, 2018, as filed on Sedar on March 29, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2018                                               NOVICIUS CORP.

By: /s/ James Cassina

Name: James Cassina

Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

NOVICIUS AMENDS NON-BINDING LETTER OF INTENT WITH GROWN ROGUE

FOR A BUSINESS COMBINATION

TORONTO, ON / ACCESSWIRE / March 29, 2018 / NOVICIUS CORP. (OTCQB: NVSIF, CSE: NVS) ("Novicius" or the "Company"), is pleased to provide an update to the Company’s previously announced non-binding letter of intent with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”).

The non-binding letter of intent has been amended and restated according to which it is contemplated that the Company may combine its business operations with Grown Rogue by way of a three-cornered amalgamation (the “Transaction”). The Transaction as now proposed would result in a reverse take-over of the Company by Grown Rogue and the listing for trading of the shares of the resulting issuer on the Canadian Securities Exchange (the “Exchange”).

It is expected that prior to the completion of the Transaction, all of the unitholders of Grown Rogue will exchange their units of Grown Rogue for common shares in Grown Rogue Canada Inc. (“Grown Rogue Canada”), a company incorporated under the laws of Ontario, which will result in Grown Rogue Canada owning all of the units in Grown Rogue (the “Grown Rogue Securities Exchange”). Upon completion of the Grown Rogue Securities Exchange, Grown Rogue Canada will amalgamate with a subsidiary of Novicius and the shareholders of Grown Rogue Canada that participated in the Grown Rogue Securities Exchange will receive 55,500,000 common shares of Novicius at a deemed price of $0.65 per share.

The Transaction will be completed contemporaneously with a brokered equity offering by Grown Rogue Canada (the “Brokered Offering”) of up to $10,000,000. M Partners Inc. has executed an engagement agreement, which is subject to satisfactory due diligence and the completion of a formal agency agreement, to act as agent for and on behalf of Grown Rogue Canada pursuant to the Brokered Offering to raise up to $10,000,000 from the sale of subscription receipts in Grown Rogue Canada (the “Subscription Receipts”) at a price of $0.65 per Subscription Receipt.

No representation is given that the Transaction will close however if closed as contemplated it is expected that each Subscription Receipt will be automatically converted into one unit of Grown Rogue Canada (the “GRC Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the Grown Rogue Securities Exchange and (b) requisite shareholder and regulatory approvals for the Transaction including, but not limited to, conditional approval of the Exchange. Each GRC Unit will consist of one share in the capital of Grown Rogue Canada (the “GRC Shares”) and one Grown Rogue Canada common share purchase warrant (the “GRC Warrants”). Each GRC Warrant is exercisable into one GRC Share at an exercise price of $0.80 per GRC Share for 24 months. On closing of the Transaction, the GRC Shares and GRC Warrants issued upon conversion of the Subscription Receipts will be exchanged for the same common shares and warrants of Novicius.

It is also expected that prior to the completion of the Transaction, Novicius will reduce its outstanding debt to approximately C$250,000 (excluding Transaction costs) as certain creditors of Novicius assign existing debt to a subsidiary of Novicius in exchange for Novicius securities issued on the same terms as the GRC Units.

The completion of the Transaction is contingent on a number of conditions precedent including, but not limited to, (i) receipt of all requisite corporate, shareholder and regulatory approvals, (ii) completion of satisfactory due diligence by each of the parties, (iii) completion of the Grown Rogue Securities Exchange, (iv) completion of the Brokered Offering, (v) completion of the Company’s anticipated consolidation of two (2) pre-consolidated common shares for one (1) post-consolidated common share, (vi) the reduction of Novicius debt, and (vii) the execution of a definitive agreement between the parties. Further details relating to the Transaction will be announced upon the execution of the definitive agreement.

About Grown Rogue

Grown Rogue is a fully licensed, adult-use, seed to sale, cannabis company. Grown Rogue operates approximately 100,000 square feet of cultivation facilities with an emphasis on product quality from the original genetic selection to the final consumer products. Our team has over 50 years of combined cannabis expertise with significant operational history through the asset purchase of a former medical marijuana operator who provided quality medicine to Oregon patients for 10 years. Grown Rogues’s goal is to bring a professional and sustainable business model to the industry coupling the historical track record of cannabis success with extensive private sector experience in natural resources, technology, finance, and marketing. To learn more, please visit us at www.grownrogue.com.

About Novicius Corp.

Novicius Corp is an emergent Media and Internet company that focuses on the experience of the website user. The Company’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ritwik Uban

President

Novicius Corp.

Email: NVSCorpIR@gmail.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244